As filed with the Securities and Exchange Commission on July 22, 2015

Registration No. 333-205769

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

REGISTRATION STATEMENT

UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

GOVERNMENT OF JAMAICA

(Name of Registrant)

Name and address of Authorized Representative in the United States:

Herman G. LaMont

Consul General of Jamaica in New York

Consulate General of Jamaica

767 Third Avenue

New York, NY 10017

(212) 935-9000

It is requested that copies of notices and communications

from the Securities and Exchange Commission be sent to:

Cathleen McLaughlin, Esq.

Paul Hastings LLP

75 East 55th Street

New York, NY 10022

Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

The securities being registered herein are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)(2)(3)(4)	Amount of Registration Fee(5)(6)
Debt Securities	$ 2,000,000,000	100%	$3,000,000,000	$232,400.00

(1)	Estimated solely for the purpose of determining the registration fee.
(2)	Pursuant to Rule 429 of the Securities Act of 1933, as amended (the “Securities Act”), and as further described below under the heading “Explanatory Note”, this registration restatement (the “Registration Statement”) covers up to a maximum aggregate offering price of U.S.$3,000,000,000 of the Registrant’s securities, which includes securities registered on the Registrant’s prior registration statement under Schedule B (File No. 333-200109), which was initially filed with the Securities and Exchange Commission on November 12, 2014, as amended (the “Prior Registration Statement”), that have not yet been sold and are included in this Registration Statement. As of July 22, 2015 the amount of such unsold securities was U.S.$1,000,000,000. If the Registrant sells any of such unsold securities pursuant to the Prior Registration Statement after the date of the initial filing, and prior to the date of effectiveness, of this Registration Statement, the Registrant will file a pre–effective amendment to this Registration Statement which will reduce the number of such unsold securities included on this Registration Statement.
(3)	Exclusive of accrued interest, if any.
(4)	Such amount in U.S. dollars or the equivalent thereof in foreign currencies as shall result in an aggregate initial public offering price for all securities of U.S.$3,000,000,000 and, if any securities are issued at original issue discount, such greater amount as shall result in net proceeds of U.S.$3,000,000,000 to the Registrant. Such amount includes U.S.$2,000,000,000 of securities registered pursuant to this Registration Statement and U.S.$1,000,000,000 of unsold securities previously registered pursuant to the Prior Registration Statement.
(5)	Pursuant to Rule 457(p) of the Securities Act, this Registration Statement covers a total of U.S.$1,000,000,000 of unsold securities that had previously been registered under the Prior Registration Statement and that are being carried forward to this Registration Statement. The registration fee of U.S.$111,834.28, which covered such unsold securities was previously paid with the Prior Registration Statement and will continue to apply to such unsold securities pursuant to Rule 457(p).
(6)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The Registrant is filing a Pre-Effective Amendment No. 1 to the Registration Statement in order to replace an inadvertent reference in footnote 5 under the “Calculation of Registration Fee” table to Rule 415(a)(6) of the Securities Act with Rule 457(p) of the Securities Act.

PART II

(Required by Items (11), (13) and (14) of Schedule B of the Securities Act of 1933.)

Item 11.	Expenses

The following is an estimate of the expenses of Jamaica in connection with the debt securities that are the subject of this Registration Statement, exclusive of compensation payable to underwriters and agents:

Securities and Exchange Commission registration fee	$232,400
FINRA fee	$150,500
Printing Expenses	$100,000	*
Trustee fees and expenses	$60,000	*
Legal fees and expenses	$300,000	*
Miscellaneous	$5,000	*

Total	$847,900	*

*	Estimated

Item 13.	Copy of Agreements with Underwriters

Jamaica will provide an underwriting agreement executed in connection with the sale of a particular issue of debt securities in a post-effective amendment to this Registration Statement or as an exhibit to Jamaica’s proposed Annual Report on Form 18-K.

Item 14.	Agreement to Furnish Opinions

Jamaica agrees to furnish copies of the opinions of the Attorney General’s Department of Jamaica and of United States counsel to Jamaica with respect to the legality of each issuance of the securities in connection with the filing of a post-effective amendment into this Registration Statement or as an exhibit to its proposed Annual Report on Form 18-K.

Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided however, that Registrant shall not be required to file a post-effective amendment, otherwise required by clause (i) or clause (ii) above, if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, as amended (the “Act”), the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Jamaica pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(5)	That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Contents of Registration Statement

This Registration Statement consists of:

(1)	Facing sheet.

(2)	Part I consisting of the prospectus.

(3)	Part II consisting of pages number II-1 through II-5.

(4)	The following exhibits:

A.	Form of Indenture†

B.	Form of Debt Security (attached to the form of Indenture under A above) †

C.	Form of Underwriting Agreement†

D.	Opinion of the Attorney General’s Department of the Government of Jamaica as to the legality of the Debt Securities†

E.	Opinion of Paul Hastings LLP, U.S. counsel to the Government of Jamaica as to the legality of the Debt Securities†

F.	Consent of the Attorney General’s Department of the Government of Jamaica (included in, Exhibit (D))†

G.	Consent of Paul Hastings LLP (included in Exhibit (E))†

H.	Consent of the Minister of Finance and Planning†

I.	Letter Appointing Authorized Representative of the Government of Jamaica in the United States†

†	Previously filed.

SIGNATURE OF THE GOVERNMENT OF JAMAICA

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Government of Jamaica, has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Kingston, Jamaica on the 22nd day of July, 2015.

For and on behalf of The Government of Jamaica

By:	/s/ Peter D. Phillips, Ph.D
Name:	Peter D. Phillips, Ph.D
Title:	Minister of Finance and Planning

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, as duly authorized representative in the United States of the Registrant, has signed this amendment to the Registration Statement in the city of New York, New York, on the 22nd day of July, 2015.

By:	/s/ Herman G. LaMont
Name:	Herman G. LaMont
Title:	Consul General of Jamaica in New York

Exhibit Index

Exhibit Number		Description

(4)	A.	Form of Indenture†

	B.	Form of Debt Security (attached to the form of Indenture of A above) †

	C.	Form of Underwriting Agreement†

	D.	Opinion of the Attorney General’s Department of the Government of Jamaica, as to the legality of the Debt Securities†

	E.	Opinion of Paul Hastings LLP, U.S. counsel to the Government of Jamaica, as to the legality of the Debt Securities†

	F.	Consent of the Attorney General’s Department of Jamaica (included in Exhibit (D))†

	G.	Consent of Paul Hastings LLP (included in Exhibit (E))†

	H.	Consent of the Minister of Finance and Planning†

	I.	Letter of Appointing Authorized Representative of the Government of Jamaica in the United States†

†	Previously filed.